08033072

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTON SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON	ILLINOIS	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	ILLINOIS	62002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTON SECURITIES GROUP, INC., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN E EPPEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/16/10

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2008

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2008

Independent Auditor's Report	1
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	2-3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholders' Equity	6
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12
Schedule I Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission	13
Registrant Identification	14-15

SCHEFFEL & COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

November 13, 2008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. as of September 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and the Registrant Indentification are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

SCHEFFEL &
COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

November 13, 2008

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors
Alton Securities Group, Inc.
Alton, IL

In planning and performing our audit of the financial statements and supplemental schedule of Alton Securities Group, Inc. as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scheffel & Company, P.C.

ALTON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 42,376
Deposit with Clearing Broker	50,419
Receivable from Clearing Broker	98,049
Receivable from Alton Capital Management, Inc.	221
Receivable from Others	22,614
Prepaid Insurance	3,455
Prepaid State Income Taxes	701
Prepaid Federal Income Tax	937
Total Current Assets	218,772
Fixed Assets:	
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $36,977	502
Other Assets:	
Rent Deposit	500
Deferred Tax Asset - States	10
Total Other Assets	510
Total Assets	$ 219,784

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 48,199
Accrued Payroll	30,869
State Income Taxes Payable	406
Payroll Taxes Payable	1,376
Deferred Tax Liability - Federal	75
Deferred Tax Liability - States	25
Total Current Liabilities	80,950
Subordinated Borrowings:	
Notes Payable to Stockholders	29,800
Total Liabliities	110,750
Stockholders' Equity:	
Common Stock, Class A, $100 Par Value, Authorized 2,250 Shares, Issued and Outstanding 1,052 Shares	105,200
Common Stock, Class B, $100 Par Value, Authorized 15,000 Shares, Issued 301 Shares, Outstanding 0 Shares	30,100
Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost	(30,100)
Additional Paid-In Capital	19,241
Retained Earnings (Deficit)	(15,407)
Total Stockholders' Equity	109,034
Total Liabilities and Stockholders' Equity	$ 219,784

The Accompanying Notes are an Integral Part of These Financial Statements

ALTON SECURITIES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Commissions and Fees	$ 1,598,072
Interest Income	159,696
Total Revenues	1,757,768
Expenses:	
Employee Compensation and Benefits	209,773
Commissions - Employees	215,114
Contractual Commissions	642,626
Communications/Informational Systems	364,536
Contributions	300
Occupancy and Equipment Rental	32,706
Interest	1,807
Taxes, Other than Income Taxes	36,107
Advertising	34,813
Depreciation	153
Fines	5
Insurance	14,532
License and Fees	5,740
Professional Fees	28,488
Travel and Entertainment	27,141
Telephone	12,718
Repairs and Maintenance	26,377
Supplies	16,218
Subscriptions	46,591
Utilities	20,368
Other Operating Expenses	6,544
Total Expenses	1,742,657
Income Before Income Taxes	15,111
Provision for Income Taxes, Including Net Deferred Taxes of $100	5,168
Net Income	$ 9,943
Earnings Per Share of Common Stock	$ 9.45

The Accompanying Notes are an Integral Part of These Financial Statements

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Common Stock				Treasury Stock		Additional	Retained	Total
	Class A		Class B		Class B		Paid-in	Earnings	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balances, Beginning of Year	1052	$ 105,200	301	$ 30,100	301	$ (30,100)	$ 19,241	$ (25,350)	$ 99,091
Net Income	—	—	—	—	—	—	—	9,943	9,943
Balances, End of Year	1052	$ 105,200	301	$ 30,100	301	$ (30,100)	$ 19,241	$ (15,407)	$ 109,034

The Accompanying Notes are an Integral Part of These Financial Statements

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Subordinated Borrowings, Beginning of Year	$ 29,800
Increases:	
Issuance of Subordinated Notes	0
Decreases:	
Payment of Subordinated Notes	0
Subordinated Borrowings, End of Year	$ 29,800

The Accompanying Notes are an Integral Part of These Financial Statements

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash Flows from Operating Activities:	
Net Income	$ 9,943
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	153
Net Deferred Taxes	100
(Increase) Decrease in Operating Assets:	
Receivable from Clearing Broker	59,404
Receivable from Alton Capital Management, Inc.	28
Receivable from Others	(22,614)
Prepaid Insurance	349
Prepaid Rent	1,450
Prepaid State Income Taxes	(103)
Prepaid Federal Income Tax	(937)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(56,832)
Accrued Payroll	(7,884)
Payroll Taxes Payable	(977)
Federal Income Tax Payable	(3,322)
State Income Taxes Payable	(1,660)
Net Cash Provided (Used) by Operating Activities	(22,902)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(560)
Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker	(23,462)
Cash, Cash Equivalents, and Deposits with Clearing Broker:	
Beginning of Year	116,257
End of Year	$ 92,795
Supplemental Disclosures:	
Interest Paid	$ 1,807

The Accompanying Notes are an Integral Part of These Financial Statements

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2008

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

	Years	Cost	Accumulated Depreciation
Furniture and Equipment	3-10	$ 32,963	$ 32,461
Signage	5	4,516	4,516
		37,479	$ 36,977
Less Accumulated Depreciation		(36,977)	
Net Property and Equipment		$ 502	

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $100,000 in multiple accounts in two banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

NOTE 4: PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Dain Rauscher on a fully disclosed basis. No amounts are due to the clearing broker.

NOTE 5: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, are listed below.

Subordinated notes, 6 percent, due July 15, 2011	$29,800

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2008, the Company had net capital of $109,794, which was $59,794 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.74 to 1.

NOTE 7: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 3,558	$ 68	$ 3,626
State	1,510	32	1,542
	$ 5,068	$ 100	$ 5,168

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax liability is $90 as of September 30, 2008.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal		$ 75	$ 75
States	$ 10	25	15
	$ 10	$ 100	$ 90

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected Income Tax Expense at U.S. Statutory Tax Rate	$ 2,267
The effect of:	
Nondeductible Expenses	1,359
Income Tax Expense	$ 3,626

NOTE 8: EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 9: SIPC ANNUAL ASSESSMENT

RBC Dain Rauscher, the clearing broker for Alton Securities Group, Inc., assesses and remits to the Securities and Investor Protection Corporation all required assessments.

NOTE 10: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $8,803.

NOTE 11: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 12: LEASE COMMITMENTS

The Company leases office space under a month to month lease agreement. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $29,500 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 57 month agreement expiring November, 2008. The Company pays quarterly rental payments of $393. Payments under this lease totaled $1,179 for the year.

The Company leases copier equipment under a 60 month agreement expiring June, 2009. The Company pays monthly rental payments of $168. Payments under this lease totaled $2,027 for the year.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

Year Ending September 30,	Amount
2009	$ 29,273
	$ 29,273

NOTE 13: RELATED PARTY TRANSACTIONS

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $62,390 in administration fees.

NOTE 14: CONTINGENT LIABILITIES LITIGATION/ARBITRATION

The Company is a party to various litigation. Management's intent in consideration of legal advice is to vigorously defend the Company. No provision has been made related to litigation as it is management's belief that no liability exists.

SCHEDULE I

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital:	$ 109,034
Add:	
Subordinated Borrowings Allowable in Computation of Net Capital	29,800
Total Capital and Allowable Subordinated Borrowings	138,834
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable from Non-Customers	221
Furniture and Equipment (Net)	502
Other Assets	28,317
Total	29,040
Total Net Capital	$ 109,794
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition	
Accrued Payroll	$ 30,869
Accounts Payable	48,199
Other Accrued Expenses	1,376
Income Taxes Payable	406
Total Aggregate Indebtedness	$ 80,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess Net Capital at 1500%	$ 105,752
Excess Net Capital at 1000%	$ 101,709
Ratio: Aggregate Indebtedness to Net Capital	0.74 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2008.

END